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                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
       Subject Company:  First Union Real Estate Equity and Mortgage Investments
                                                  Commission File No. 001-006249

                                    * * * *

          THE FOLLOWING IS A PRESS RELEASE ISSUED BY FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS ON NOVEMBER 27, 2002

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Contact: First Union Real Estate Equity and Mortgage Investments
Neil Koenig, Interim Chief Financial Officer
(212) 949-1373

          COMMON SHAREHOLDERS VOTE TO APPROVE FIRST UNION REAL ESTATE
                EQUITY AND MORTGAGE INVESTMENTS PROPOSED MERGER

FOR IMMEDIATE RELEASE - November 27, 2002 - First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) announced today that the special meeting of common shareholders of First Union was reconvened and the vote taken on the approval of the proposed merger of First Union with and into Gotham Golf Corp. Approximately 22,287,091 shares, or 64% of the 34,805,912 outstanding common shares, were voted to approve the proposed transaction. Accordingly, shareholder approval of the proposed transaction, a condition to the closing of the transaction, has been obtained.

The vote follows an injunction order entered on November 21 by the New York Supreme Court of New York County in connection with a suit filed by a purported holder of shares of First Union's Series A Cumulative Convertible Redeemable Preferred Stock, $25.00 par value (the "Preferred Shares"). Yesterday, the Court held a hearing in the matter concerning the determination of the extent and duration of the injunction. At the hearing, the court ruled that the Company could proceed to take the vote with respect to the proposed transaction at today's reconvened meeting. The hearing with respect to the injunction that bars the consummation of the proposed transaction, however, was not concluded and is still in progress.

Materials with respect to the merger approval have been filed with the Securities and Exchange Commission and were sent to the First Union shareholders in early November. In the proposed merger transaction, holders of Preferred Shares would receive preferred shares of Gotham Golf Corp, as provided for under the terms of the Preferred Shares.

The closing of the proposed merger transaction is subject to the absence of any applicable court injunction and is scheduled to occur on December 12, 2002. The Company indicated that it plans to oppose any attempts by the plaintiff to delay or otherwise interfere with the scheduled closing of the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE REGISTRATION STATEMENT ON FORM S-4,



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AS AMENDED, OF GOTHAM GOLF AND SOUTHWEST SHOPPING CENTERS CO. II, LLC ("SSCC")
FILED ON OCTOBER 31, 2002, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION.
IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE PROPOSED TRANSACTION REFERENCED IN THE FOREGOING BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive proxy statement/final prospectus has been filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC and was mailed to First Union's shareholders on or about November 6, 2002. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.

The definitive proxy statement/final prospectus filed on October 31, 2002 may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K, as amended, for its fiscal year ended December 31, 2001.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

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Collectively, as of September 30, 2002, the trustees and executive officers of
First Union beneficially owned 8,256,278 First Union common shares, representing approximately 23.7% of the outstanding common shares of First Union. First
Union and its respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting or deemed to be soliciting proxies from First Union shareholders in favor of the proposed transaction. Shareholders of First Union may obtain additional information regarding the related persons and their interests by reading the definitive proxy statement/prospectus.